FINANCIAL STATEMENT
AND REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

CARBON REDUCTION CAPITAL, LLC
(D/B/A CRC-IB)

JANUARY 31, 2024

CARBON REDUCTION CAPITAL, LLC
(D/B/A CRC-IB)

TABLE OF CONTENTS

PAGE

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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 02/01/2023 (MM/DD/YY) AND ENDING 01/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CARBON REDUCTION CAPITAL, LLC (d/b/a CRC-IB)

TYPE OF REGISTRANT (check all applicable boxes):

☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

220 E42ND STREET, 35TH FLOOR
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

VIRGINIA VOOS	613-216-8971	VIRGINIA.VOOS@ACAGLOBAL.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CITRIN COOPERMAN & COMPANY, LLP
(Name – if individual, state last, first, and middle name)

50 ROCKEFELLER PLAZA	NEW YORK	NY	10020
(Address)	(City)	(State)	(Zip Code)

11/02/2005	2468
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nicholas Knapp _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Carbon Reduction Capital, LLC (CRC-IB) _____, as of 1/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JASON S. STRIZVER
NOTARY PUBLIC
State of Connecticut
My Commission Expires
March 31, 2025

Signature: _____

Title: _____
President

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



CITRINCOOPERMAN®

Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.202.5107
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and the Board of Managers
Carbon Reduction Capital, LLC (d/b/a CRC-IB)

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Carbon Reduction Capital, LLC (d/b/a CRC-IB) as of January 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Carbon Reduction Capital, LLC (d/b/a CRC-IB) as of January 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Carbon Reduction Capital, LLC (d/b/a CRC-IB)'s management. Our responsibility is to express an opinion on Carbon Reduction Capital, LLC (d/b/a CRC-IB)'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Carbon Reduction Capital, LLC (d/b/a CRC-IB) in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Carbon Reduction Capital, LLC (d/b/a CRC-IB)'s auditor since 2018.
New York, New York
April 10, 2024

"Citrin Cooperman" is the brand under which Citrin Cooperman & Company, LLP, a licensed independent CPA firm, and Citrin Cooperman Advisors LLC serve clients' business needs. The two firms operate as separate legal entities in an alternative practice structure. The entities of Citrin Cooperman & Company, LLP and Citrin Cooperman Advisors LLC are independent member firms of the Moore North America, Inc. (MNA) Association, which is itself a regional member of Moore Global Network Limited (MGNL). All the firms associated with MNA are independently owned and managed entities. Their membership in, or association with, MNA should not be construed as constituting or implying any partnership between them.

CARBON REDUCTION CAPITAL, LLC
(D/B/A CRC-IB)

STATEMENT OF FINANCIAL CONDITION

January 31, 2024

ASSETS

Cash	$ 16,912,377
Accounts receivable	274,100
Furniture, equipment and software, net of accumulated depreciation and amortization of $784,480	501,458
Prepaid expenses and other assets	582,723
Deposit at clearing broker	100,000
Due from members	61,421
Right of use assets	2,455,926
TOTAL ASSETS	$ 20,888,005

LIABILITIES AND MEMBERS' EQUITY

Accrued expenses	$ 8,438,832
Accounts payable and other liabilities	317,358
Due to related party	7,275
Lease Liabilities	2,703,049
TOTAL LIABILITIES	11,466,514
MEMBERS' EQUITY	9,421,491
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 20,888,005

See notes to financial statement

CARBON REDUCTION CAPITAL, LLC
(D/B/A CRC-IB)

NOTES TO FINANCIAL STATEMENT

January 31, 2024

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS

Carbon Reduction Capital, LLC (d/b/a CRC-IB) (the "Company") changed its name in September 2023, and was formerly known as CohnReznick Capital Markets Securities, LLC.

The Company is a majority-owned subsidiary of CohnReznick LLP ("CohnReznick") formed under the laws of the State of Maryland on January 14, 2011, for the purposes of operating, managing and maintaining a broker-dealer in securities, registered with the Securities and Exchange Commission ("SEC") and as a member organization of the Financial Industry Regulatory Authority ("FINRA"). The Company is headquartered in New York, New York. The Company's primary focus for its customers is to identify capital sources, conduct due diligence, facilitate transactions and address regulatory and compliance matters. The Company is a Capital Acquisition Broker which does not hold any funds or securities for the accounts of customers and is therefore exempt from SEC Rule 15c3-3.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts. Actual results could differ from those estimates.

Cash and Cash Segregated under Federal Regulations

Cash represents funds on deposit which at times may exceed federally insured limits. The Company has not experienced any losses and does not believe it is exposed to any significant credit risk with respect to its financial institution.

Cash segregated under federal regulations is subject to a legal or contractual restriction by third parties as well as a restriction as to withdrawal or use, including restrictions that require the funds to be used for a specified purpose and restrictions that limit the purpose for which the funds can be used. As of January 31, 2023, cash segregated under federal regulations consisted of a deposit at a clearing broker. The Company considers short-term, interest-bearing investments with initial maturities of three months or less to be cash equivalents. At January 31, 2024, the Company has no cash equivalents.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable

Current payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or if unspecified, the payment is applied to the oldest unpaid invoice. The Company assesses collectability by reviewing accounts receivable and its contract assets on a collective basis where similar risk characteristics exist. In determining the amount of the allowance for doubtful accounts, management considers historical collectability and make judgments about the creditworthiness of the pool of customers based on credit evaluations. Current market conditions and reasonable and supportable forecasts of future economic conditions adjust the historical losses to determine the appropriate allowance for doubtful. Uncollectible accounts are written off when all collections efforts have been exhausted.

Financial Instruments - Current Expected Credit Losses

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 326, *Financial Instruments – Credit Losses,* requires a credit loss methodology, Current Expected Credit Losses ("CECL"), which dictates the recognition of credit losses, while also providing transparency about credit risk.

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current GAAP, which generally require that a loss be incurred before it is recognized.

For financial assets measured at amortized cost, the Company has concluded that there are de minimis expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses. At January 31, 2024, there was no allowance for credit losses.

Income Taxes

The Company is a limited liability company and as such is not subject to income taxes. Rather, all items of taxable income, deductions and tax credits are passed through to and are reported by its members on their respective tax returns. Accordingly, the Company is not required to take any tax positions and this financial statement does not reflect a provision for income taxes. The Company has no other tax positions which must be considered for disclosure.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

For the year ended January 31, 2024, the Company did not incur any interest or penalties from taxing authorities. Income tax returns filed by the Company/members are subject to examination by the Internal Revenue Service for a period of three years. While no income tax returns are currently being examined by the Internal Revenue Service, tax years since 2020 remain open.

Furniture, Equipment and Software

Furniture, equipment and software are carried at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income for the period. The cost of maintenance and repairs is charged to expense as incurred. Depreciation and amortization are determined using the following estimated useful lives:

	Years
Furniture and Fixtures	7
Computer Equipment excluding Laptops and Docking Stations	5
Laptops and Docking Stations	4
Software	3

Lease Accounting

The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases* ("ASC 842"). In applying ASC 842, the Company made an accounting policy election not to recognize the ROU assets and lease liabilities relating to short-term leases that have a lease term of 12 months or less at the lease inception, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease costs associated with short-term leases on a straight-line basis over the lease term. ROU assets represent the Company's right of use of the underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at the commencement date based on the present value of the lease payments over the lease term. As the Company's lease does not provide an implicit rate and the implicit rate is not readily determinable, the Company estimates its incremental borrowing rate based on the information available at the commencement date in determining the present value of the lease payments.

NOTE 3 - FURNITURE, EQUIPMENT AND SOFTWARE

Furniture, equipment and software consist of the following as of January 31, 2024:

Furniture, equipment and software	$1,285,938
Accumulated depreciation and amortization	(784,480)
	$501,458

NOTE 4 - COMMITMENTS

The Company is a guarantor to a lease agreement for an entity, under common ownership. The Company guarantees the performance of all covenants, agreements, including provisions and conditions, as well as timely payment of rent and additional charges for this entity.

The Company has a non-cancelable lease for office space in Connecticut through March 31, 2027. The Company currently has a lease in California through April 30, 2025. The Company has a non-cancelable lease in New York which ends September 30, 2027. An amortization adjustment to the Westport lease resulted in an increase in the right of use asset and the lease liability of $37,397 each. Total rent expense was $964,098 for the year ended January 31, 2024; of that, $879,972 was cash paid for leases during the year. Remaining minimum lease payments are as follows for the fiscal years ending January 31:

Year ending January 31,	Amount
2025	$965,603
2026	763,733
2027	687,363
2028	412,813
Thereafter	0
Total undiscounted lease payments	$2,839,512
Less: Imputed interest	136,463
Total lease liabilities	$2,703,049
Weighted average remaining lease term	32 months
Weighted average discount rate	3.32%

NOTE 5 - CONCENTRATIONS OF CREDIT RISK

The Company holds substantially all of its cash at one bank. Cash in the bank account is insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, balances in the bank account may exceed the FDIC insured limits. As of January 31, 2024, approximately $16,700,000 was on deposit in excess of FDIC coverage. The Company has not experienced any losses with respect to its cash held in the bank account in excess of the insured limits.

The Company transacts business with a limited number of parties. Three customers accounted for approximately 90% of accounts receivable as of January 31, 2024.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company entered into an expense sharing agreement with CohnReznick. Under the agreement, CohnReznick provides office space, office supplies, computers and other office equipment, and general managerial and administrative support and services to the Company.

For the year ended January 31, 2024, the amount due to CohnReznick from the Company was $7,275 and is included in due to related party on the statement of financial condition.

For the year ended January 31, 2024, the amount due from members of the Company was $61,421 and is reported on the statement of financial condition. This is a noninterest bearing amount, without fixed repayment terms.

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At January 31, 2024, the Company had net capital of $8,001,789 which was $7,401,083 in excess of its required net capital of $600,706. The Company's aggregate indebtedness ratio was 112.61%.

The Company's business activities are limited to those of a Capital Acquisition Broker and therefore, the Company does not handle customer cash or securities. Accordingly, it had no obligations under SEC Rule 15c3-3.

NOTE 8 - EMPLOYEE BENEFIT PLAN

The Company's employees participate in the CohnReznick LLP 401(k) Profit Sharing Plan. Employees may elect to defer a portion of their salaries under the plan. Employer matching is fully discretionary.

NOTE 9 - LITIGATION CONTINGENCIES

From time to time, the Company and its affiliates may be named as a defendant in various lawsuits or proceedings. At the current time the Company is unaware of any legal proceedings pending against the Company. The Company intends to aggressively contest all litigation and contingencies, as well as pursue all sources for contributions to settlements.

NOTE 10 - SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to January 31, 2024 through April 10, 2024, the date of the filing of this report, and has determined that there have been no material subsequent events that occurred during the period that would require recognition or disclosure in this financial statement, except as disclosed in Note 11 and below.